Exhibit 99.1

FOR IMMEDIATE RELEASE

Currenc Group Executes Strategic Restructuring of Indonesian WalletKu Subsidiary to Refocus on High-Growth AI & Web3 Roadmap

SINGAPORE, June 24, 2026 (GLOBE NEWSWIRE) — Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”), a leading AI-powered fintech provider serving financial institutions globally, today announced a targeted operational restructuring for its indirect Indonesian digital payments subsidiary PT Walletku Indompet Indonesia (“WalletKu”), aligned with the Group’s long-term strategy to prioritize high-margin artificial intelligence and Web3 verticals and unlock sustainable shareholder value.

After thorough strategic review of WalletKu’s legacy airtime distribution business, the Company has initiated a temporary pause of active transactional operations for the division. This deliberate operational suspension follows sustained structural headwinds facing cross-border airtime remittance across Southeast Asia, including widespread free Wi-Fi penetration that has materially reduced regional demand for Malaysia-Indonesia airtime transfer services. Due to these headwinds, WalletKu has experienced an ongoing lack of working capital, which resulted in the cessation of its status as an Authorized Indosat Distributor. As outlined in the Company’s FY2025 financial disclosures, WalletKu’s regional airtime revenue saw a 46.9% year-over-year adjustment to US$7.7 million, paired with a full-year net loss of US$0.45 million, trends that highlighted the subsegment’s limited long-term profitability potential relative to Currenc’s core high-growth AI offerings. While the Company believes that a fully capitalized and operational WalletKu may have represented a positive contributor to the Company’s business, the board of directors of the Company has determined that the suspension of active business operations in the current circumstances was in the best interests of the Company and its shareholders.

The temporary operational pause creates a structured framework to streamline WalletKu’s balance sheet, responsibly resolve all outstanding third-party commitments, and deliver orderly workforce transitions. The Company has authorized the allocation of up to US$150,000 from the holding company level, to be deployed periodically through September 2026, for the settlement of WalletKu’s employee severance liabilities and outstanding third-party debts. The operational suspension is engineered to eliminate ongoing drag on consolidated group profitability, sharpen the Company’s margin profile, and redirect capital and operational bandwidth toward the Group’s highest-return AI and Web3 growth lines, which are the core pillars of Currenc’s value creation strategy for shareholders.

Per the restructuring framework, WalletKu will pause all new and in-progress commercial activities throughout the full lifecycle of liability reconciliation. Once all outstanding financial commitments are fully resolved and cleared from the subsidiary’s balance sheet, Currenc will conduct a full strategic review of potential revitalization pathways for WalletKu. Any future reactivation of the business will be contingent upon two key milestones: complete resolution of all legacy obligations and new capital deployment to build a reimagined business model tightly integrated with Currenc’s flagship AI digital financial services ecosystem.

Alex Kong, Founder, Chief Executive Officer, and Executive Chairman of Currenc, commented: “The targeted optimization of WalletKu marks a pivotal milestone in our multi-year strategic shift away from low-margin legacy airtime distribution toward our high-potential AI and Web3 fintech platforms, our primary engines for long-term shareholder value creation. We are executing this reset with full accountability to our team members, business partners, and creditors, following a transparent, structured timeline to settle all outstanding commitments. Upon successful balance sheet remediation, we will evaluate viable recapitalization and revitalization opportunities for WalletKu that align with our AI-first digital finance vision, ensuring any future operations drive meaningful, sustainable profitability for Currenc.”

About Currenc Group Inc.

Currenc Group Inc. (Nasdaq: CURR) is a fintech pioneer dedicated to transforming global financial services through AI. The Company empowers financial institutions worldwide with comprehensive AI solutions, including Seamless AI Call Centre and other AI-powered Agents designed to reduce costs, increase efficiency, and boost customer satisfaction for banks, insurance, telecommunications companies, government agencies, and other financial institutions. The Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities. For additional information, please visit https://www.currencgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, among other things, statements regarding the expected impact of the suspension of WalletKu’s operations on the Company’s financial results and loss metrics, the settlement of WalletKu’s employee severance and third-party creditor obligations, the potential resumption of operations under the WalletKu entity, future operations of certain segments of the Company, and the Company’s ongoing restructuring activities. Important factors that could cause actual results to differ materially are included in Currenc’s filings with the U.S. Securities and Exchange Commission. Currenc undertakes no obligation to update any forward-looking statements except as required by applicable law.

Investor & Media Contact

Currenc Group Investor Relations

investors@currencgroup.com

SOURCE: Currenc Group Inc.